As filed with the Securities and Exchange Commission on October 12, 2016	Registration No. 333-169686

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

MODERN TIMES GROUP MTG AB
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
 (Translation of issuer's name in English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(212) 723-5435
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT
388 Greenwich Street
New York, New York 10013
(877) 248-4237
(Name, address, including zip code, and telephone number, including area code of agent for service)

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

______________________________

DE-REGISTERING AMERICAN DEPOSITARY SHARES

EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

______________________________

The fifty million (50,000,000) American Depositary Shares, which were registered under Registration Statement No. 333-169686 and have not been issued prior to the date hereof, are hereby being de-registered effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of October, 2016.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing Class B shares of Modern Times Group MTG AB.

CITIBANK, N.A., as Depositary

By:	/s/ Thomas Wood
Name: Thomas Wood
Title: Vice President

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Previously Filed

(d)	Previously Filed

(e)	Rule 466 Certification